

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 8, 2016

Kobi Altman
Chief Financial Officer
Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel

> **Re: Israel Chemicals Ltd.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 16, 2016**
> **File No. 001-13742**

Dear Mr. Altman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Information on the Company

Property, Plant and Equipment, page 64

1. We note from the table on page 67 that you classify two of your Chinese properties as "owned on leased land" and the other three properties in China as "owned." Given that generally Chinese land is owned by the government, please clarify why all of your Chinese properties are not listed as "owned on leased land."

Contractual Obligations, page 128

2. We note that the total column on your table of contractual obligations does not represent the sum of the columns following with payment date information. Please revise so that the amount in the total column represents the sum of all following columns.

Financial Statements

Notes to the Consolidated Financial Statements as at December 31, 2015

Note 23 - Commitments, Concessions and Contingent Liabilities

B. Concessions, page F-71

3. We note your disclosure that during 2015, you paid an amount of about $152 million to the Government of Israel, in respect of royalties relating to prior periods. Please explain to us how you accounted for this payment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure